UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

N-able, Inc.

(Name of Issuer)

Common stock, par value $0.001

(Title of Class of Securities)

62878D100

(CUSIP Number)

Christian Neira

c/o NB Alternatives Advisers LLC

1290 Avenue of the Americas

New York, NY 10104

(212) 647-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON NB Alternatives Advisers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,479,735 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,479,735 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,479,735 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) OO, IA, HC

1	NAMES OF REPORTING PERSON NB Crossroads XX – MC Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 198,379 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 198,379 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,379 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSON NB Crossroads XXI – MC Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 74,392 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 74,392 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,392 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSON NB – Iowa’s Public Universities LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,595 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,595 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,595 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSON NB PEP Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Island of Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 173,581 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 173,581 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,581 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAMES OF REPORTING PERSON NB RP Co-Investment & Secondary Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,595 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,595 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,595 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAMES OF REPORTING PERSON NB Sonoran Fund Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,595 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,595 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,595 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSON NB Strategic Co-Investment Partners II Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,487,841 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,487,841 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,487,841 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSON NB Wildcats Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kentucky

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,595 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,595 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,595 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSON Neuberger Berman Insurance Fund Series Interests of the SALI Multi-Series Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 99,189 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,189 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,189 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSON TfL Trustee Company Limited as Trustee of the TfL Pension Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 247,973 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 247,973 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,973 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2021 (the “Original Schedule 13D”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 2.	Identify and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“This Schedule 13D is being filed jointly on behalf of the following persons: NB Crossroads XX – MC Holdings LP (“NB Crossroads XX LP”), NB Crossroads XXI – MC Holdings LP (“NB Crossroads XXI LP”), NB – Iowa’s Public Universities LP (“NB IPU LP”), NB PEP Holdings Limited (“NB PEP”), NB RP Co-Investment & Secondary Fund LLC (“NB RP Co-Investment”), NB Sonoran Fund Limited Partnership (“NB Sonoran LP”), NB Strategic Co-Investment Partners II Holdings LP (“NB Co-Investment II Holdings”), NB Wildcats Fund LP (“NB Wildcats LP”), Neuberger Berman Insurance Fund Series Interests of the SALI Multi-Series Fund, L.P. (“NB SALI Series”), TfL Trustee Company Limited as Trustee of the TfL Pension Fund (“TfL Trustee”), and NB Alternatives Advisers LLC (“NBAA” and, collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, incorporated herein by reference to Exhibit 1 of the Original Schedule 13D filed by the Reporting Persons on July 28, 2021.

NBAA exercises dispositive and voting power with respect to the shares of Common Stock held by each of the other Reporting Persons and, as a result, may be deemed to beneficially own the shares of Common Stock held directly by each of NB Crossroads XX LP, NB Crossroads XXI LP, NB IPU LP, NB PEP, NB RP Co-Investment, NB Sonoran LP, NB Co-Investment II Holdings, NB Wildcats LP, NB SALI Series, and TfL Trustee. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held directly by the other Reporting Persons.

The principal business of each of the Reporting Persons is purchasing, holding and selling securities and other assets for investment purposes.

The address of the principal business office of each Reporting Person, other than the NB SALI Series and the TfL Trustee, is 325 N. Saint Paul Street, Suite 4900, Dallas, Texas 75201.

The address of the principal business office of the NB SALI Series is 6850 Austin Center Blvd., Suite 300, Austin, Texas 78731.

The address of the principal business office of the TfL Trustee is 4th Floor, 200 Buckingham Palace Road, London, SWIW 9TJ.

The name, business address, present principal occupation or employment and citizenship of each executive officer of NBAA is set forth on Annex A hereto. During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons identified in Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

On December 17, 2018, the SEC announced that NBAA, without admitting or denying any wrongdoing, consented to the entry of an order (the “Order”) by the SEC focused solely on certain expense allocations relating to Dyal Capital Partner’s (“Dyal”) Business Services Platform (the “BSP”), a team within Dyal focused on providing client development, talent management, operational advisory and other services to the partner managers in which certain Dyal funds invest. Following the completion of the Blue Owl (as defined below) transaction, no other businesses of NBAA utilize the BSP (or a similar model) nor allocate the expense associated with the BSP to NBAA-advised funds. The Order had no finding of intentional wrongdoing or fraud, and found that the issues relating to the BSP expenses ceased in 2017. NBAA agreed as part of the settlement to pay a disgorgement amount to certain Dyal funds covering 2012—2016, and to pay a civil monetary penalty to the SEC. On May 19, 2021, the strategic combination between Dyal Capital Partners and Owl Rock Capital Group became effective, and Dyal Capital Partners is now part of Blue Owl Capital Inc. (“Blue Owl”), a company that trades on the NYSE as “OWL.” Following the transaction, an entity owned by certain current and former Neuberger Berman Group employees owned approximately 35% of the interests in Blue Owl’s operating entities.

Other than as disclosed in the foregoing paragraph, during the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons identified in Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 4	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

“The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.”

Item 5	Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(e) of the Original Schedule 13D are hereby amended and supplemented as follows:

“The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Item 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) In the aggregate, the Reporting Persons beneficially own 2,479,735 shares of Common Stock, or 1.4% of the Common Stock outstanding.

By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share with NBAA the power to vote or direct the vote and to share the power to dispose of or direct the disposition of these shares of Common Stock, directly held by such Reporting Person as set forth in rows 7, 8, 9, 10, 11 and 13 of each of the cover pages of this Schedule 13D.

Calculations of beneficial ownership are based on 178,972,178 shares of Common Stock of the Issuer reported outstanding in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2021.

The Reporting Persons, certain affiliates of Silver Lake Group, L.L.C. (“Silver Lake”) and certain affiliates of Thoma Bravo, LP (“Thoma Bravo”) and certain co-investors of Thoma Bravo (the “TB Co-Investors” and collectively with the Reporting Persons, Silver Lake and Thoma Bravo, the “Stockholders”) were parties to the Stockholders’ Agreement described in Item 6 of the Original Schedule 13D (the “Stockholders’ Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto. As a result of the amendment to the Stockholders’ Agreement described in Item 6, the Reporting Persons are no longer acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

(e) The Reporting Persons ceased to be part of a “group” owning more than five percent of the Common Stock on December 13, 2021.”

Item 6	Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended by inserting the following as a new paragraph at the end of Item 6:

“First Amendment to the Amended and Restated Stockholders’ Agreement

On December 13, 2021, the Issuer and the Stockholders executed an amendment to the Stockholders’ Agreement (the “Amendment”) in order to remove the TB Co-Investors as parties to such agreement. As a result, the TB Co-Investors will no longer have any rights or obligations thereunder, subject to Section 6.3 of the Stockholders’ Agreement. The Amendment also amends the Stockholders’ Agreement to provide that with respect to certain required stock ownership thresholds applicable to the rights of the Reporting Persons, Silver Lake and Thoma Bravo (collectively, the “Sponsors”) pursuant to the Stockholders’ Agreement, including the right to nominate persons for election to the Issuer’s board of directors, the determination of whether the Sponsors satisfy such thresholds will be based on the stock ownership of the Sponsors relative to the Issuer’s then-current outstanding shares of Common Stock rather than the number of shares of Common Stock outstanding immediately following the Distribution.

The foregoing description of the Amendment does not purport to be complete and is qualified in their entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.”

Item 7	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act (incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on July 28, 2021).

Exhibit 2	Stockholders’ Agreement dated as of July 19, 2021, by and among N-able, Inc. and the Stockholders named therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 20, 2021).

Exhibit 3	First Amendment to Amended and Restated Stockholders’ Agreement among N-able, Inc. and the Stockholders named therein, dated December 13, 2021 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 15, 2021).

Exhibit 4	Registration Rights Agreement, dated as of July 19, 2021, by and among N-able, Inc. and the Stockholders named therein (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 20, 2021).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2021

NB ALTERNATIVES ADVISERS LLC

By:	/s/ Christian Neira
Name:	Christian Neira
Title:	Managing Director

NB CROSSROADS XX – MC HOLDINGS LP

By:	/s/ Jacquelyn Wang
Name:	Jacquelyn Wang
Title:	Authorized Signatory

NB CROSSROADS XXI – MC HOLDINGS LP

By:	/s/ Jacquelyn Wang
Name:	Jacquelyn Wang
Title:	Authorized Signatory

NB – IOWA’S PUBLIC UNIVERSITIES LP

By:	/s/ Jacquelyn Wang
Name:	Jacquelyn Wang
Title:	Authorized Signatory

NB PEP HOLDINGS LIMITED

By:	/s/ Christian Neira
Name:	Christian Neira
Title:	Authorized Signatory

NB RP CO-INVESTMENT & SECONDARY FUND LLC

By:	/s/ Jacquelyn Wang
Name:	Jacquelyn Wang
Title:	Authorized Signatory

NB SONORAN FUND LIMITED PARTNERSHIP

By:	/s/ Jacquelyn Wang
Name:	Jacquelyn Wang
Title:	Authorized Signatory

NB STRATEGIC CO-INVESTMENT PARTNERS II HOLDINGS LP

By:	/s/ Jacquelyn Wang
Name:	Jacquelyn Wang
Title:	Authorized Signatory

NB WILDCATS FUND LP

By:	/s/ Jacquelyn Wang
Name:	Jacquelyn Wang
Title:	Authorized Signatory

NEUBERGER BERMAN INSURANCE FUND SERIES INTERESTS OF THE SALI MULTI-SERIES FUND, L.P.

By:	/s/ Jacquelyn Wang
Name:	Jacquelyn Wang
Title:	Authorized Signatory

TFL TRUSTEE COMPANY LIMITED AS TRUSTEE OF THE TFL PENSION FUND

By:	/s/ Jacquelyn Wang
Name:	Jacquelyn Wang
Title:	Authorized Signatory

Annex A

Executive Officers of NB Alternatives Advisers LLC

The following sets forth certain information regarding the executive officers of NB Alternatives Advisers LLC.

Name	Citizenship	Present Principal Occupation or Employment	Business Address
Anthony Tutrone	USA	Head of NB Alternatives Advisers LLC.	1290 Avenue of the Americas New York, NY 10104

Brien Smith	USA	Chief Operating Officer of NB Alternatives Advisers LLC.	325 N. Saint Paul Street, Suite 4900 Dallas, TX 75201